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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       American Precision Industries Inc.
             (Exact name of registrant as specified in its charter)


             Delaware                                   16-1284388
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(State of incorporation or organization)    (I.R.S. Employer Identification No.)


              2777 Walden Avenue, Buffalo, N.Y.                    14225
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          (Address of principal executive offices)               (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                    Name of each exchange on which
         to be so registered                    each class is to be registered

 Preferred Stock Purchase Rights                   New York Stock Exchange
 -------------------------------                   -----------------------


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box:            [x]



         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box:            [ ]


Securities Act registration statement file number of which this form relates:

________________ (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      none
                            -------------------------
                                (title of class)



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Item 1.  Description of Registrant's Securities to be Registered.


         On July 24, 1998, the Board of Directors of American Precision Industries Inc. (the "Company") declared (i) a dividend of one Right for each outstanding share of the Company's Common Stock, par value $.66-2/3 per share (the "Common Stock"), to shareholders of record at the close of business on August 14, 1998 (the "Record Date") and (ii) a dividend of one and a quarter (1.25) Rights for each share of the Company's Series B Seven Percent (7%) Cumulative Convertible Preferred Stock, $1.00 par value, ("Series B Preferred Stock") outstanding on the Record Date. Each Right entitles the registered holder to purchase from the Company a unit consisting of one two-thousandth (1/2000) of a share of Series A Junior Participating Preferred Stock, par value $50.00 per share (the "Preferred Stock"), at a Purchase Price of $80.00 per unit of one two-thousandth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and American Securities Transfer & Trust, Inc., as Rights Agent.

         Initially, the Rights will be attached to all Common Stock and Series B Preferred Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. A Distribution Date will occur and the Rights will separate from the Common Stock and Series B Preferred Stock upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding1 (the "Stock Acquisition Date"),
(ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock (unless such tender offer or exchange offer is an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders) and (iii) the date the Board of Directors declares a person to be an "Adverse Person", upon a determination by the Board that such Person, together with his affiliates or associates, is or has become the beneficial owner of 10% or more of the shares of Common Stock outstanding, and upon a determination by at least a majority of the Continuing Directors (as defined below) who are not officers of the Company, after reasonable inquiry and investigation, that (a) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or

--------

     1 Under the Rights Agreement, for purposes of calculating percentages of Common Stock outstanding, shares of Common Stock outstanding shall include all shares of Common Stock deemed to be beneficially owned by a Person and its affiliates and associates, even if not actually then outstanding.





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series of transactions intended to provide such person with short-term financial gain under circumstances where such Continuing Directors determine that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transactions or series of transactions at that time, or (b) such beneficial ownership is causing or reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position or impairment of the Company's business reputation or ability to deal with governmental agencies) on the business or prospects of the Company.

         Under the Rights Agreement, InterScan Holding Ltd. ("InterScan") and its Affiliates and Associates, as defined in the Rights Agreement, shall not be deemed to be either an Acquiring Person or an Adverse Person solely as a result of their ownership of Series B Preferred Stock as of the Record Date or their ownership of any shares of Common Stock which they may acquire upon conversion of such Series B Preferred Stock.

         Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock and Series B Preferred Stock certificates and will be transferred with and only with such Common Stock and Series B Preferred Stock certificates,
(ii) new Common Stock certificates issued after August 14, 1998 will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock or Series B Preferred Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock or Series B Preferred Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 24, 2008, unless earlier redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock and Series B Preferred Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except (i) with respect to certain shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of certain securities of the Company, or (ii) as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights. The Rights associated with any share of Series B Preferred Stock that is converted into Common Stock prior to the Distribution Date shall be forfeited in exchange for Rights issued as a result of the shares of Common Stock issued upon conversion of such Series B Preferred Stock. No Rights will be issued on any Common Stock issued upon the conversion of Series B Preferred Stock after the Distribution Date.

         In the event that (i) a person becomes the beneficial owner of 15% or more of the then outstanding shares of Common Stock (except pursuant to an offer for all outstanding shares of Common Stock which a majority of the Directors who are not officers of the Company and who are not affiliates or associates of such person determine to be fair to and otherwise in the best interests of the Company and its shareholders) or (ii) the Board of



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Directors declares that a person is an Adverse Person (each such event, a
"Flip-in Event"), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (based on a formula set forth in the Rights Agreement) equal to two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of the Flip-in Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person or an Adverse Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the Flip-in Event until such time as the Rights are no longer redeemable by the Company as set forth below.

         For example, at a Purchase Price of $80.00 per Right, each Right not owned by an Acquiring Person or an Adverse Person (or by certain related parties) following a Flip-in Event would entitle its holder to purchase $160.00 worth of Common Stock (or other consideration, as noted above) determined pursuant to a formula set forth in the Rights Agreement, for $80.00. Assuming that the Common Stock had a per share value of $20.00 at such time (as determined pursuant to such formula), the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $80.00.

         In the event that, at any time following the Stock Acquisition Date,
(i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger meeting certain conditions which follows an offer for all outstanding shares of Common Stock which a majority of the unaffiliated Directors who are not officers of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders), or (ii) 50% or more of the Company's assets, earning power or cash flow is sold or transferred ("Flip-over Event"), each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The Flip-over Events set forth in this paragraph and the Flip-in Event described in the second preceding paragraph are referred to as the "Triggering Events"; provided, however, that a Triggering Event shall not include the ownership by InterScan of Series B Preferred Stock or the exercise by InterScan of its right to convert the Series B Preferred Stock into shares of Common Stock or its ownership of shares of Common Stock issued upon such conversion.

         The Purchase Price payable, and the number of units of one two-thousandths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).



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         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of Preferred Stock (other than fractions of one two-thousandth of a share, or integral multiples thereof) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

         The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, an Adverse Person or an affiliate or associate of any such person, or any representative of any of the foregoing.

         At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors). Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors who are not officers of the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of such Continuing Directors, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above, or are redeemed as provided in the preceding paragraph.

         Other than certain provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (other than an Acquiring Person, an Adverse Person or an affiliate or associate thereof), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

         The Rights have certain anti-takeover effects. Exercise of the Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. The existence of Rights, however, should



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not affect an offer at a fair price and otherwise in the best interests of the
Company and its shareholders as determined by the Board of Directors. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Board of Directors may, at its option, at any time until ten days following the Stock Acquisition Date redeem all but not less than all of the then outstanding Rights at the $0.01 redemption price.

         The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, the press release announcing the declaration of the Rights and a letter to the holders of the Company's Common Stock (together with a summary of the Rights attached thereto) are attached hereto as exhibits and are incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibits.





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Item 2.  Exhibits

         4 Rights Agreement, dated as of July 24, 1998, between American Precision Industries Inc. and American Securities Transfer & Trust, Inc., as Rights Agent

         20 Letter to the holders of American Precision Industries Inc. Common Stock, dated July 24, 1998 (including Summary of Rights)

         99       Press Release, dated July 24, 1998




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                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Date:    July 24, 1998




                                 AMERICAN PRECISION INDUSTRIES INC.



                                 By:      /s/ John M. Murray
                                 Name:    John M. Murray
                                 Title:   Vice President - Finance and Treasurer















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


                                  EXHIBIT INDEX



Exhibit Number             Description                                               Page



         4        Rights Agreement, dated as of July 24, 1998 between                 __
                  American Precision Industries Inc. and American Securities
                  Transfer & Trust, Inc., as Rights Agent


         20       Letter to the holders of American Precision Industries Inc.         __
                  Common Stock, dated July 24, 1998 (including Summary of
                  Rights)


         99       Press Release, dated July 24, 1998                                  __








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